Exhibit 17.1

Guarantors and Issuers of Guaranteed Securities

Each of the following securities issued by Woodside Finance Limited, a wholly owned subsidiary of Woodside Energy Group Ltd, is fully and unconditionally guaranteed by Woodside Energy Group Ltd:

US$1,250,000,000 5.100% Senior Notes due 2034

US$750,000,000 5.700% Senior Notes due 2054